October 2018

RE:     Please Vote AGAINST the Say-on-Pay Proposal at Rite Aid Corp. (NYSE:RAD) on October 30, 2018

Dear Fellow Rite Aid Shareholder:

We urge you to Vote No on the advisory vote to Approve Executive Compensation (“Say-on-Pay”) at Rite Aid’s annual shareholder meeting on October 30, due to a litany of pay-for-failure practices, the most troubling of which are tied to the company’s failed mergers with Walgreens Boots Alliance Inc. (NYSE:WBA) and Albertsons Companies, Inc.  Specifically:

•         Windfall Pay-for-Failure Retention Bonuses:  In one of the most perverse award agreements imaginable, CEO John Standley received a $3 million cash payout triggered by the collapse of the Albertsons merger, which was terminated in the face of widespread investor opposition.  Board discretion was also poorly invoked to pay retention awards to other senior executives that otherwise would only have been paid upon completion of the Walgreens merger, which was called off in June 2017.

•         The Vesting of Special CEO Performance Award Tied to EnvisionRX Acquisition Despite Write-downs:  Even as Rite Aid has been forced to write-off more than a quarter of the $2 billion purchase price of EnvisionRX in goodwill impairments, the Compensation Committee somehow determined that CEO Standley would vest in a 1.1 million share award contingent upon the successful integration of the PBM purchase.

•         Reduced Performance Hurdles in the Annual Incentive Plan:  Facing the prospect of zero bonus payouts for top executives for the second straight year, the Compensation Committee lowered the threshold EBITDA level mid-year – facilitating a 75% payout to executive officers, including $1.8 million for CEO Standley.

The extent of Rite Aid’s missteps and performance challenges are laid bare by the last-minute governance reforms the board has undertaken following the collapse of the Albertsons merger in August, including stripping CEO Standley of the chairmanship.  Equally striking, however, is the board’s relative silence on the problematic payouts just discussed; nowhere, for instance, does the annual proxy statement - or the earlier merger proxy – explain how shareholders’ interests were served by guaranteeing CEO Standley a lucrative payout if a combination that he helped orchestrate and was slated to lead fell through.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card as it will not be accepted.

Reshuffling the board is a welcome step, but it does not absolve the Compensation Committee, all of whom are continuing as directors, from sheltering executives from the downside risk of their own strategic decisions.1

Accordingly, we urge investors to oppose the company’s Say-on-Pay resolution.

The Teamsters and its affiliated pension and benefit funds have more than $100 billion invested in the capital markets and have substantial holdings in Rite Aid.

Windfall Pay-for-Failure Retention Bonuses

Over the past sixteen months, as two mergers have been called off, nearly $7 million has been paid or remains payable under retention awards to the named executive officers.

The most egregious, by far, is the $3 million paid immediately in full to CEO Standley after Rite Aid and Albertsons mutually agreed to terminate their merger in the face of mounting investor concern – an amount not reflected in CEO Standley’s $9.3 million fiscal 2018 compensation, because it occurred in the current fiscal year.  While it is unclear at what stage in the merger decision process the retention agreement was entered into, it was clearly designed to provide a $3 million security blanket to CEO Standley if he did not become CEO of the combined company. The award, we note, would have expired without payment if the deal went through with Standley as the new CEO.

While retention agreements signed with the other named executives were somewhat more conventional – vesting 50% in August 2018 and 50% in May 2019 (or earlier for a qualifying termination), with the exception of COO Crawford’s award, which vests entirely in October 2019 – the payouts follow earlier retention awards tied to the failed Walgreens merger.  Critically, the Walgreens awards were not payable if the deal collapsed – unlike those signed in connection with the Albertsons deal – but nevertheless, were paid out at the 50% level in fiscal 2018.  In paying the award, the Compensation Committee said it considered the payments “honoring a commitment.”

The Vesting of EnvisionRX Performance Award

The Compensation Committee decided in fiscal 2018 to approve the vesting of 1.1 million shares granted to CEO Standley, which were supposed to be contingent on the successful integration of the $2 billion EnvisionRX acquisition.  This largesse is difficult to explain, given the goodwill impairments taken by the PBM business.

The awards, issued in June 2015 with a grant date value of $10 million, lacked any disclosure as to what, if any, quantitative performance metrics would be used to determine a “successful integration.”  Considering that goodwill write-downs are typically viewed as a damning indictment of a CEO’s M&A-related skills, it is bewildering that the Committee approved the vesting of this mega-grant, just months before the company was forced to write-down $261 million in goodwill associated with the acquisition in fiscal 2018.  In the recently ended Q2 2019, the company took a further $313 million in goodwill charges for the PBM business.  Thirty-five percent of the deal’s goodwill – or 29% of the total purchase price – has now been written down in the three years that Rite Aid has owned the business unit – hardly an indication of a successful merger.2

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card as it will not be accepted.

1 It is worth noting, given this record, that all three incumbent members of the Compensation Committee, Marcy Syms, Bruce Bodaken and Michael Regan, are to remain on the board. Indeed, Mr. Bodaken is to serve as the new independent board chair.

Reduced Performance Hurdles in the Annual Incentive Plan

Despite setting the fiscal 2018 annual incentive adjusted EBITDA target below fiscal 2017 performance, the Compensation Committee lowered the threshold performance level mid-way through the year by a quarter, ultimately facilitating a 75%  payout to executives.

While it is not unreasonable to adjust the payout threshold to reflect the impact of store sales to Walgreens, the proxy indicates that adjustments also reflected operational challenges, including the loss of certain pharmacy services contracts in the PBM business.  These are challenges for which we believe management ought to be held accountable, not insulated from.

It is revealing that in justifying the adjustment, the Compensation Committee cites concern for “projected below-target or no payments under recent and in-cycle annual and long-term performance incentives.”  As with the retention bonuses, there seems to be an overriding desire to ensure executives get paid irrespective of the effectiveness of their decision-making and performance.

Rite Aid Must Hold Executives Accountable

Over the past year, the members of Rite Aid’s Compensation Committee, all of whom are set to remain on the board, have gone to extraordinary lengths to cushion the financial impact on executives of the strategic and operational challenges facing the company.  With Standley set to continue as CEO, it is vital that shareholders send a clear signal that the board cannot continue to reward failure.  Accordingly, we urge investors to Vote No on Say-on-Pay.

For more information, please contact Michael Pryce-Jones, Teamsters Capital Strategies Department, at 202-624-8990 or mpryce-jones@teamster.org.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card as it will not be accepted.

2 Looking at the company’s pay structure as a whole from an M&A perspective, it should be noted that the adjusted EBITDA metric, used in both the annual and long-term incentive plans, is similarly inoculated against goodwill impairments.